                                                                    EXHIBIT 99.4

                                                               September 7, 2001

Reliant Energy, Incorporated
Reliant Energy Plaza
1111 Louisiana
Houston, Texas 77002-5231

Ladies and Gentlemen:

          We have acted as counsel to Reliant Energy Transition Bond Company LLC, a Delaware limited liability company (the "Issuer"), and Reliant Energy, Incorporated ("Reliant"), an operating electric utility incorporated under the laws of the State of Texas, in connection with the proposed purchase by the Issuer of the Transition Property, as defined in the Sale Agreement referred to below, from Reliant, the proposed issuance by the Issuer of the Transition Bonds referred to below, and the related transactions described below.

                                The Transaction

          Reliant proposes to sell its rights and interests under the Financing Order, which will become the Initial Transition Property upon such transfer to the Issuer under a Transition Property Sale Agreement (the "Sale Agreement") to be entered into by and between Reliant and the Issuer and the related bill of sale. Under a Transition Property Servicing Agreement to be entered into by and between Reliant, in its capacity as Servicer, and the Issuer, Reliant will agree to service the Transition Property. Under the Administration Agreement to be entered into by and between Reliant, in its capacity as Administrator, and the Issuer, Reliant will agree to perform certain administrative services on behalf of the Issuer. The Issuer proposes to issue its Transition Bonds Series 2001-1 (the "Transition Bonds") under an Indenture to be entered into by and between the Issuer and Bankers Trust Company, as trustee (the "Trustee"), as supplemented by a First Indenture Supplement to be entered into by and between the Issuer and the Trustee (collectively, the "Indenture").

          As used herein, "Transaction Documents" means the above-referenced documents, and "Transaction" means the transactions contemplated by the Transaction Documents. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Sale Agreement.

                             Facts and Assumptions

          In connection with rendering the opinions set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of (i) a form of the Sale Agreement, (ii) a form of the Indenture, (iii) the Registration Statement on Form S-3 (Registration No. 333-91093) initially filed with the Securities and Exchange Commission on November 17, 1999, as amended, and Amendment No. 3 thereto as proposed to be filed (as amended by Amendment No. 3, the "Registration Statement"), (iv) the Texas Electric Choice Plan (the "Electric Choice Plan") (codified in the Public Utility Regulatory Act ("PURA"), Tex. Util. Code Ann. (S)11.001-64.158), (v) the Financing Order issued by the Texas Public Utility Commission (the "Commission") on May 31, 2000 (the "Financing Order"), and (vi) such other documents relating to the Transaction as we have deemed necessary or advisable as a basis for such opinions.

          In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such latter documents. In addition, we have assumed that the Transaction Documents, as executed and delivered, will conform to the forms thereof we have examined. In making our examination of documents, we have assumed that the parties to such documents had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents, including the Transaction Documents, and the validity and binding effect thereof.

          We have made no independent investigation of the facts referred to herein, and with respect to such facts have relied, for the purpose of rendering this opinion and except as otherwise stated herein, exclusively on the statements contained and matters provided for in the Transaction Documents, the Registration Statement and such other documents relating to the Transaction as we deemed advisable, including the factual representations, warranties and covenants contained therein as made by the respective parties thereto.

          Members of this firm are admitted to the Bar of the State of Texas. We express no opinion herein as to the laws of any jurisdiction other than the laws of the State of Texas and the federal laws of the United States of America to the extent specifically referred to herein.

                               Opinion Requested

          You have requested our opinion as to whether the Texas Legislature may repeal the Electric Choice Plan or take any other action, including by amending the Electric Choice Plan, that substantially impairs the rights of Transition Bondholders, consistent with the Contract Clauses of the United States Constitution and the Texas Constitution. You have also asked that we discuss the application of the Takings Clauses of the United States Constitution and the Texas Constitution to such a repeal or other action.

                          Pledge of the State of Texas

          Section 39.310 of PURA sets forth a pledge (the "Pledge") of the State of Texas for the benefit of the Transition Bondholders, among others, in a securitization transaction contemplated by the Electric Choice Plan:

          Transition bonds are not a debt or obligation of the state and are not a charge on its full faith and credit or taxing power. The state pledges, however, for the benefit and protection of financing parties and the electric utility, that it will not take or permit any action that would impair the value of transition property, or, except as permitted by Section 39.307, reduce, alter, or impair the transition charges to be imposed, collected, and remitted to financing parties, until the principal, interest and premium, and any other charges incurred and contracts to be performed in connection with the related transition bonds have been paid and performed in full.

Section 39.310 also authorizes the Issuer "to include this pledge in any documentation relating to [the] bonds." We note that the State's pledge is set forth on the Transition Bonds and in the Indenture.

                       Discussion of the Contract Clauses

          The Contract Clause of the United States Constitution, Article I,
Section 10, provides that "no State shall . . . pass any . . . Law impairing the Obligation of Contracts." The Contract Clause of the Texas Constitution,
Article I, Section 16, provides that "No . . . law impairing the obligation of contracts shall be made." The Contract Clause of the Texas Constitution is interpreted in a like manner to the Contract Clause of the United States Constitution, Texas State Teachers Ass'n v. State, 711 S.W.2d 421, 424 (Tex.App--Austin 1986, no writ) ("In the main, (S)16 [of the Texas Constitution] has been construed in a like manner [to the Contract Clause of the U.S. Constitution]").

          The Contract Clauses are not a complete bar to legislative enactments that have the effect or consequence of altering contractual obligations. "Minimal alteration of contractual obligations may end the inquiry at its first stage. Severe impairment, on the other hand, will push the inquiry to a careful examination of the nature and purpose of the state [action]." Allied Structural
Steel Co. v. Spannaus , 438 U.S. 234, 245 (1978).   Even where there is
substantial
impairment, however, a legislative enactment may still survive constitutional scrutiny provided that the measure is based "upon reasonable conditions and [is] of a character appropriate to the public purpose justifying its adoption." Energy Reserve Group v. Kansas Power & Light Co., 459 U.S. 400, 412 (1983) (citations omitted). Moreover, "[t]he State has the 'sovereign right . . . to protect the . . . general welfare of the people and [the courts] must respect the "wide discretion on the part of the legislature in determining what is and what is not necessary.'" El Paso v. Simmons, 379 U.S. 497, 508-09 (1965) (citation omitted).

          In order for the Contract Clauses to apply, the existence of a contractual relationship must be established. The courts have recognized the general presumption that, absent some clear indication that a legislature intends to bind itself contractually, "a law is not intended to create private contractual or vested rights but merely declares a policy to be pursued until the legislature shall ordain otherwise." National R.R. Passenger Corp. v. Atchison, Topeka & Santa Fe Ry. Co., 470 U.S. 451, 466 (1985) (quoting Dodge v. Board of Educ., 302 U.S. 74, 78 (1937)); Fumarolo v. Chicago Bd. of Educ., 142 Ill. 2d 54, 104-06 (1990) (applying this principle to challenges under both the Federal and State Contract Clauses). This presumption is based on the fact that the legislature's principal function is not to make contracts, but to make laws that establish the policy of the state. Thus, a person asserting the creation of a contract with the State must overcome this presumption.

          Although not dispositive, the United States Supreme Court has concluded that a legislative pledge in a New Jersey statute that was similar to the Pledge constituted a contractual obligation of the state: "The intent to make a contract is clear from the statutory language: 'The 2 States covenant and agree with .... the holders of any affected bonds...' 1962 N.J. Laws, c. 8, s
6." United States Trust Co. v. New Jersey, 431 U.S. 1, 18 (1977). The Court went on to state in that case that "in return for their promise, the States received the benefit they bargained for: public marketability of Port Authority bonds to finance construction of the World Trade Center and acquisition of the Hudson & Manhattan Railroad. We therefore have no doubt that the 1962 covenant has been properly characterized as a contractual obligation of the two States." Id.

          The language of the Pledge manifests the legislature's intent to bind the State. The opening language of the Pledge is similar to the covenant considered in U.S. Trust./1/ Although the U.S. Trust statute uses the verbs "covenant and agree" rather than "pledge," that difference is not, in our view, material. The definition of the legislature's term - "pledge" is "to bind by a promise."/2/ Accordingly, this variation between the Pledge and the language contained in the U.S. Trust statute appears inconsequential and should not provide a basis for distinguishing the wording of the two statutes.

--------------
/1/ It could be contended that the factual situation in the U.S. Trust case is distinguishable from the factual situation surrounding the issuance of the Transition Bonds. In U.S. Trust, the bonds were issued by the port authority -a governmental agency - while the Transition Bonds are being issued by a private entity. However the Electric Choice Plan dictates that a utility must obtain a Financing Order before any bonds are issued. The authority to issue such an order rests with the State, acting through the Commission, and therefore the issuance of the Transition Bonds is state-sanctioned in a manner closely analogous to the situation in U.S. Trust.

/2/ Webster's New World Dictionary 573 (2d ed. 1982).

          The Texas courts have similarly concluded that "[s]tate and federal authorities are uniform that, when an act of a state Legislature, authorizing a bond issue, creates, or authorizes the creation of, a certain fund for the bond's [sic] payment, such provision of the act enters into the contract between the debtor and the holders of the bonds, so that it cannot be repealed by subsequent legislation without the substitution of something of equal efficacy. The subsequent legislation would impair the obligation of the contract, and therefore come under constitutional condemnation." City of Aransas Pass v. Keeling 112 Tex. 339, 247 S.W. 818, 821 (Tex. 1923); see Lower Colorado River Authority v. McCraw, 125 Tex. 268, 283, 83 S.W.2d 629, 638 (Tex. 1935)(upholding the Texas legislature's power to guarantee the continuation of adequate rates to pay for outstanding bonds so long as the lawful obligations of a district [the bonds] are outstanding, and noting that "if this were not so, bonds of the district, based on income, would be idle and vain things"); Lower Colorado River Authority v. City of San Marcos, 523 S.W.2d 641 (Tex. 1975). Texas courts, however, have stated that the rule in Keeling "does not prohibit every act affecting a bond-issuing entity's ability to repay its obligations; rather it proscribes the unmitigated repeal of a funding source." Edgewood Independent School Dist. v. Meno, 917 S.W.2d 717, 742 (Tex. 1995). The court went on to find, in the context of the reduction of a school district's taxable base per student that would be available to pay the principal and interest on the district's municipal bonds, that "[a]s long as the entity is clearly able to repay its obligations within statutory and constitutional limitations, legislation reducing the entity's tax base does not impair the obligation of contracts." Id. at 742.

          The "reserved powers" doctrine limits the ability of the State of Texas to bind itself contractually in a manner which surrenders an essential attribute of its sovereignty. U.S. Trust, 431 U.S. at 23. Under this doctrine, if a contract limits a state's "reserved powers" -- powers that cannot be contracted away -- such contract is void. Id. See generally United States v. Winstar Corp., 518 U.S. 839, 888-90 (1996). Although the scope of these "reserved powers" has not been precisely defined by the courts, case law has established that a state cannot contract away its police powers, Stoney v. Mississippi, 101 U.S. 814, 817 (1880), or its power of eminent domain. West River Bridge Co. v. Dix., 47 U.S. 507, 525-26 (1848). In contrast, the United States Supreme Court has stated that a state's "power to enter into effective financial contracts cannot be questioned." U.S. Trust, 431 U.S. at 24.

          Under existing case law, the Pledge does not, in our view, limit any "reserved powers" of the State. The Pledge does not purport to contract away, or constitute a waiver of, the State's power of eminent domain or otherwise restrict the State's ability to legislate for the public welfare or to exercise its police powers. The Pledge constitutes an undertaking made by the State not to impair the financial security for Transition Bonds in order to foster the capital markets' acceptance of such instruments, which are expressly authorized and will be issued as part of the transition to a new electric utility industry structure. The Pledge is an inducement offered by the State of Texas to investors to purchase the Transition Bonds. As such, we believe that the Pledge is akin to the type of "financial contract" involved in U.S. Trust, a promise that revenues and reserves securing the bonds at issue there would not be depleted beyond a certain level. Id. at 25.

          We also believe that the prohibitions applicable to the State of Texas under the Contract Clause should also apply to actions by the State of Texas acting through the Commission. Since the Commission derives its power solely from laws adopted by the Texas

Legislature, we do not believe that the State acting through the Commission could take any actions of a legislative character that would substantially limit, alter or impair the Transition Property or the rights of the Transition Bondholders that the State of Texas could not take directly without violating the Pledge.

                       Conclusion as to Contract Clauses

          While there is no case law which considers the application of the United States or Texas Contract Clause specifically to legislation which affects the Transition Bonds, we have considered existing case law concerning the application of the Contract Clause of the United States Constitution and parallel state constitutional provisions to legislation which reduces or eliminates taxes, public charges or other sources of revenues which support bonds issued by public instrumentalities or private issuers, or which otherwise reduces or eliminates the security for bonds. Based on existing case law, in our opinion, under the Contract Clauses of the United States Constitution and the Texas Constitution, the State of Texas, including the State acting through the Commission, could not, consistent with the United States Constitution or the Texas Constitution, take any action of a legislative character, including the repeal or amendment of the securitization provisions of the Electric Choice Plan, which would substantially impair the value of the Transition Property or substantially reduce, alter or impair the Transition Charges in a manner violative of the Pledge, unless such action is a reasonable exercise of the sovereign powers of the State of Texas and of a character reasonable and appropriate to the public purpose justifying such action.

                       Discussion of the Takings Clauses

          The Fifth Amendment of the United States Constitution states, "nor shall private property be taken for public use, without just compensation." This is generally referred to as the Takings Clause of the United States Constitution. The Fifth Amendment is made applicable to state action via the Fourteenth Amendment. Webb's Fabulous Pharmacies v. Beckwith, 449 U.S. 155
(1980). The Takings Clause covers both tangible and intangible property. Ruckelshaus v. Monsanto, 467 U.S. 986 (1984)./3/ Challenges to legislation pursuant to the Takings Clause are essentially decided on an ad hoc factual basis. Penn. Central Transp. Corp. v. New York, 438 U.S. 104, 124 (1978).

          Because of the ad hoc nature in which decisions under the Takings Clause have been made, it has been stated that takings clause doctrine is in a "chaotic state" and that "it is difficult to imagine a body of case law in greater doctrinal and conceptual disarray." A. Peterson, "The Taking Clause:
In Search of Underlying Principles Part I -- A Critique of Current Taking Clause Doctrine," 77 Calif. L. Rev. 1299, 1304-1305 (1989). The United States Supreme Court has acknowledged that it "quite simply, has been unable to develop any 'set formula' for determining when 'justice and fairness' require that economic injuries caused by public action be compensated by the government, rather than remain disproportionately concentrated on a few persons." Penn. Central, 438 U.S. at 124.

---------------
/3/ Justice Blackmun, dissenting in Lucas v South Carolina Coastal Council, 505
    U.S. 1003 (1992) argued that James Madison intended the Takings Clause to be limited to "direct, physical takings." Id., at 1057, n.23.

          Under current federal Takings Clause doctrine, generally, action of a regulatory nature short of a complete appropriation constitutes a taking under the United States Constitution if it denies a property owner "economically viable use" of that property. Whether such a denial has occurred is determined based on three factors: (1) the character of the governmental action; (2) the economic impact of the regulation on the claimant; or (3) the extent to which the regulation has interfered with distinct investment-backed expectations. Id.

          The first factor requires the court to examine "the purpose and importance of the public interest reflected in the regulatory imposition" and "to balance the liberty interest of the private property owner against the Government's need to protect the public interest through imposition of the restraint." Loveladies Harbor, Inc. v. U.S., 28 F.3d 1171, 1176 (Fed. Cir.
1994); see Keystone Bituminous Coal Ass'n v. DeBenedictis, 480 U.S. 470 (1987).

          The second factor incorporates the principle enunciated by Justice
Holmes: "Government hardly could go on if to some extent values incident to property could not be diminished without paying for every such change in the general law." Penn. Coal Co. v. Mahon, 260 U.S. 393 (1922); Loveladies, 28 F.3d at 1176-77. "Not every destruction or injury to property by governmental action has been held to be a 'taking' in the constitutional sense." Armstrong v. U.S., 364 U.S. 40, 48 (1960). Diminution in property value alone, thus, does not constitute a taking; there must be serious economic harm.

          The third factor is "a way of limiting recovery under the Takings Clause to owners who could demonstrate that they bought their property in reliance on a state of affairs that did not include the challenged regulatory regime." Loveladies, 28 F.3d at 1177. The burden of showing interference with distinct investment-backed expectations is a heavy one. Keystone, 480 U.S. at
493. Thus, a reasonable investment-backed expectation "must be more than a 'unilateral expectation or an abstract need.'" Ruckelshaus v. Monsanto Co., 467 U.S. 986 (1984). Further, "[l]egislation adjusting rights and burdens is not unlawful solely because it upsets otherwise settled expectations." Usery v. Turner Elkhorn Mining Co., 428 U.S. 1 (1976). "[T]he fact that legislation disregards or destroys existing contractual rights does not always transform the regulation into an illegal taking. . . . This is not to say that contractual rights are never property rights or that the Government may always take them for its own benefit without compensation." Connolly v. Pension Benefit Guaranty Corp., 475 U.S. 211, 223-24 (1986). In order to sustain a claim under the Takings Clause of the United States Constitution, the private party must show that it had a "reasonable expectation" at the time the contract was entered that it "would proceed without possible hindrance" arising from changes in government policy. Chang v. U.S., 859 F.2d 893 (Fed. Cir. 1988).

          The Texas Constitution, article 1, section 17 provides that "[n]o person's property shall be taken, damaged or destroyed for or applied to public use without adequate compensation being made, unless by the consent of such person." Under the Takings Clause of the Texas Constitution, all property is subject to the valid exercise of the police power and compensation is generally not required for losses resulting therefrom. City of College Station v. Turtle Rock Corp., 680 S.W.2d 802, 804 (Tex. 1984). However, if a governing body, in the exercise of its police power, enacts a regulation that goes "too far" in the regulation of private property, that governing body may be held to have taken property requiring it to pay compensation to the owner. Id.

          We believe Takings Clause doctrine is less developed under Texas law than it is under federal law and is subject to similar uncertainties in its application. Although there is no bright-line rule for distinguishing when an exercise of police power goes "too far" and constitutes a taking, Texas courts have established two prerequisites in order to establish a valid exercise of the police power that does not constitute a taking: first, the regulation must accomplish a legitimate goal, i.e. it must be substantially related to the health, safety or general welfare of the people, and second, the regulation must be reasonable. Id. at 805. The Texas courts have articulated several additional factors to be considered when determining whether a taking has occurred, including (1) whether the property was rendered wholly useless, (2) whether the governmental burden created a disproportionate diminution in economic value or caused a total destruction of the value, or (3) whether the government's action against an economic interest of an owner was for its own advantage. City of Austin v. Teague, 570 S.W.2d 389, 393 (Tex. 1978). When applying this three-pronged test, a Texas court will make its determination of whether state legislation constitutes a taking on a case-by case basis. See Estate of Herndon Scott v. Victoria County, 778 S.W.2d 585, 590.

          We are not aware of any federal or Texas case law which addresses the applicability of the Takings Clause under either the United States Constitution or the Texas Constitution in the context of the abrogation or impairment of contracts otherwise binding on the State in a situation analogous to that which could be involved in an amendment or repeal of the Electric Choice Plan. It is possible that a court would decline even to apply a Takings Clause analysis.
For example, since a contract right would be at issue, a court might determine that a Contract Clause analysis should be applied to the exclusion of a Takings Clause analysis. The United States Claims Court has held that "[t]he concept of a taking as a compensable claim theory has limited application to the relative rights of party litigants when those rights have been voluntarily created by contract. * * * In such instances interference with such contractual rights generally gives rise to a breach claim not a taking claim. Marathon Oil Co. v. United States, 16 Cl. Ct. 332, 338-39 (1989)(quoting Sun Oil Co. v. United States, 572 F.2d 786, 818 (1978)). Although the facts of that case are distinguishable because of the differences in the nature of those contractual rights from the ones at issue in the case of the Electric Choice Plan, it is possible that a court could apply similar reasoning and decline to apply a Takings analysis to a situation involving repeal or amendment of the Electric Choice Plan.

          Similarly, it is possible that a court might find the requirement in the language of the Takings Clause that property be "taken for public use" not to be satisfied in circumstances in which the financial benefit of the action would accrue to individual ratepayers. However, under both the United States Constitution and the Texas Constitution, private property may only be taken for the public purpose. Hawaii Housing Authority v. Midkiff, 467 U.S. 229, 104 S.Ct. 2321 (1984)(finding that "one person's property may not be taken for the benefit of another private person with a justifying public purpose, even though compensation be paid"(citation omitted)); Davis v. City of Lubbock, 326 S.W.2d 699 (Tex. 1959); Maher v. Lasater, 354 S.W.2d 923 (Tex. 1962).

          A Takings Clause claim involving repeal or amendment of the Electric Choice Plan should be strengthened by the provisions of the Electric Choice Plan explicitly bestowing "Property Rights" on the rights transferred or pledged in connection with issuance of transition bonds. See Electric Choice Plan, Section
39.304.  Under federal constitutional law, the United

States Constitution does not "create property interests" protected by the Takings Clause. Nixon v. United States, 978 F.2d, 1269, 1275 (DC Circuit 1992). Instead, such constitutionally-protected "property" must be "a creature of independent origins." Id. One classic source of such a "property right" is state law. Id. at 1276 ("For instance, state law may create entitlements through express or implied agreements . . ."). The cited portions of Electric Choice Plan would appear to qualify as an express creation of "property rights" for purposes of application of the federal constitutional Takings Clause.

          Assuming a Takings Clause analysis were applied under the United States Constitution, the outcome of any claim that interference by the State with the value of the Transition Property without just compensation is unconstitutional would likely depend on factors such as the state interest furthered by that interference, the extent of financial loss to Transition Bondholders caused by that interference and the extent to which courts would consider that Transition Bondholders had a reasonable expectation that changes in government policy and regulation would not interfere with their investment. Under such an analysis, it is our opinion that under existing case law the State of Texas could not repeal or amend the Electric Choice Plan, or take any other action in contravention of the Pledge, that substantially impairs the rights of the Transition Bondholders without paying just compensation to the Transition Bondholders, as determined by a court of competent jurisdiction, if doing so would constitute a permanent appropriation of a substantial property interest of the Transition Bondholders in the Transition Property and deprive the Transition Bondholders of their reasonable expectations arising from their investments in the Transition Bonds.

          Assuming a Takings Clause analysis were applied under the Texas Constitution, the outcome of any claim that interference by the State with the value of the Transition Property without just compensation is unconstitutional would likely depend on factors such as whether governmental action accomplished a legitimate goal, whether such action was reasonable, the extent to which the Transition Bonds were rendered useless, the extent to which the governmental action created a disproportionate diminution in the economic value of the Transition Bonds and whether the State's action was for its own advantage.
Under such an analysis, it is our opinion that under existing case law the State of Texas could not repeal or amend the Electric Choice Plan, or take any other action in contravention of the Pledge, that substantially impairs the rights of the Transition Bondholders without paying adequate compensation to the Transition Bondholders, as determined by a court of competent jurisdiction, if doing so did not accomplish a legitimate goal (i.e., was not substantially related to the health, safety or general welfare of the people) or was not reasonable, as determined under a case-by-case analysis taking into account such factors as whether the action taken would render the Transition Bonds wholly useless, would cause a disproportionate diminution in economic value to the Transition Bondholders or was for the State's own advantage.

          The determination of whether a substantial impairment or a permanent appropriation of a substantial property interest had occurred would be subject to determination under case law standards that are not fully developed and that have been developed primarily with respect to uses of real property. There is little guidance as to how those standards would be applied to a financial obligation, and short of a complete repeal that would render the Transaction Property valueless, the degree of impairment that would be necessary to meet the standards for relief under the Takings Clause could be substantially in excess of what a holder of

Transaction Bonds would consider material. There is no assurance, moreover, that, even if a court were to award just and adequate compensation, it would be sufficient to pay the full amount of principal of and interest on the Transition Bonds.

                                General Matters

          The opinions expressed above do not constitute a guarantee of the outcome of any particular litigation. Moreover, there can be no assurance that a repeal of or amendment to the Electric Choice Plan will not be sought or adopted or that any action by the State of Texas may not occur, any of which might constitute a violation of the State of Texas's pledge to the Transition Bondholders. Furthermore, given the lack of judicial precedent directly on point, and the novelty of the security for the Transition Bondholders, the outcome of any litigation cannot be predicted with certainty. In the event of any State legislation which adversely impacts the rights of Transition Bondholders, costly and time-consuming litigation might ensue, adversely affecting, at least temporarily, the price and liquidity of the Transition Bonds.

          The foregoing opinion is expressly subject to there being no material change in the law, and there being no additional facts which would materially affect the assumptions set forth herein. We do not undertake to supplement this opinion with respect to factual matters or changes in the law (whether constitutional, statutory or judicial) which may hereafter occur.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this Firm in the section captioned "The Texas Electric Choice Plan -- Reliant Energy and Other Utilities May Securitize Stranded Costs and Regulatory Assets -- Constitutional Issues" in the Prospectus. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

                              Very truly yours,



                              /s/ BAKER BOTTS L.L.P.